Exhibit 99.1

FCA: General Motors’ Lawsuit Without Merit

Fiat Chrysler Automobiles (“FCA” NYSE: FCAU /MTA: FCA) confirms that it will defend itself vigorously against the lawsuit filed yesterday by General Motors. FCA believes General Motors’ claims are nothing more than a meritless attempt to divert attention from that company’s own challenges.

This astonishing ploy comes at a time when FCA is proving itself to be an ever more formidable competitor that continues to create significant value for all its stakeholders through the successful implementation of its long-term strategy. This includes the proposed merger with PSA, which itself completed the successful turnaround of the European businesses it acquired not long ago from General Motors.

FCA will deal with this extraordinary attempt at distraction through the appropriate channels and will stay focused on continuing to deliver record results while realizing an exciting vision for the future of the industry. FCA is confident that it will prevail in defending itself against these claims in court and will also pursue all available remedies in response to this groundless lawsuit.

London, 21 November 2019

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com

This press release contains forward-looking statements. These statements are based on the FCA Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, and many other risks and uncertainties, most of which are outside of the FCA Group’s control.